EXHIBIT 2.4

AMENDING AGREEMENT

THIS AMENDING AGREEMENT made as of the 1st day of April, 2000.

AMONG:

McKENZIE BAY INTERNATIONAL, LTD., incorporated in the State of Delaware, United States of America, and with administrative offices at 3362 Moraine Drive, Brighton, MI, USA, 48114

(hereinafter "McKenzie Bay")

- AND -

REDAURUM LIMITED, incorporated in the Province of Ontario, whose address is 15 Toronto Street, Suite 302, Toronto, Ontario, Canada M5L 2E3

(hereinafter "Redaurum")

- AND -

DIAMOND COMPANY N.L., an Australian corporation, whose address is P.O. Box 1916, Ft. Collins, Colorado, 80522 USA

(hereinafter "DCNL" or "Company")

WHEREAS McKenzie Bay, Redaurum and DCNL entered into a share purchase agreement dated as of September 13, 1999, as amended by agreements dated December 17, 1999 and February 28, 2000 (the "Purchase Agreement"), pursuant to which McKenzie Bay agreed to purchase and Redaurum agreed to sell all of the issued and outstanding shares of DCNL and certain loans made by Redaurum to DCNL upon the terms and conditions set forth therein.

AND WHEREAS the parties hereto desire to amend the terms of the Purchase Agreement as set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, Redaurum and McKenzie Bay covenant and agree with each other as follows:

1.	Capitalized Terms. Capitalized terms used but not defined herein shall have the meanings given to them in the Purchase Agreement.

2.	Closing Date. Section 1.2 of the Purchase Agreement is hereby amended by deleting the words "April 7, 2000" in the third line of the section and replacing them with the words "April 21, 2000."

3.	Interim Period.

(a)	Interim Period. For greater certainty, "Interim Period" means the period from the date of the Purchase Agreement to the Closing Date, as amended.

(b)

Expenses of DCNL. For greater certainty, the parties hereto acknowledge that McKenzie Bay has agreed to pay, be liable for, perform, observe, discharge and fully satisfy, when due, all of DCNL's liabilities and obligations during the Interim Period.

(c)

Reimbursement of McKenzie Bay. For greater certainty, the parties hereto acknowledge that, in the event that the transactions contemplated hereby do not close on the Closing Date as contemplated in the Purchase Agreement, as amended, and herein, DCNL has agreed to reimburse McKenzie Bay, within 30 days following the Closing Date, for any and all amounts paid by McKenzie Bay pursuant to Section 2.2(1) of the Purchase Agreement or pursuant to the letter agreement between Redaurum and McKenzie Bay dated April 23, 1999, less an amount equal to U.S.$12,500.00, which amount constitutes a non-refundable deposit paid by McKenzie Bay.

4.

Reclamation Bond. For greater certainty, McKenzie Bay acknowledges that during the Interim Period, it has agreed to use reasonable best efforts to, or shall if required by any applicable law or if required to maintain DCNL's mining permit, either assume Redaurum's guarantee and other obligations in respect of the reclamation bond (the "Reclamation Bond") covering the Kelsey Lake Mine in the name of DCNL for the benefit of the State of Colorado, or purchase or arrange for a new Reclamation Bond and the elimination of Redaurum's obligation in respect of the Reclamation Bond currently in place, including the return or cancellation of the letter of credit posted by Redaurum.

5.

Survival of Representations and Warranties. For greater certainty, the representations and warranties of the parties set out in the Purchase Agreement or any other agreement, certificate or instrument delivered pursuant thereto shall survive the completion of the transactions contemplated by the Purchase Agreement for a period of one year from the Closing Date, as amended.

6.	Closing Certificates.

(a)

Redaurum's Delivery. On the Closing Date, Redaurum shall deliver to McKenzie Bay a certificate of an officer of Redaurum certifying that (i) that Redaurum has complied with all of its covenants under the Purchase Agreement and satisfied all terms and conditions of the Purchase Agreement required to be satisfied by it; and (ii) that all of Redaurum's representations and warranties contained in the Purchase Agreement are true and correct as of the Closing Date, as amended, with the same force and effect as if made at and as of the Closing Date, as amended.

(b)

McKenzie Bay's Delivery. On the Closing Date, McKenzie Bay shall deliver to Redaurum a certificate of an officer of McKenzie Bay certifying that (i) that McKenzie Bay has complied with all of its covenants under the Purchase Agreement and satisfied all terms and conditions of the Purchase Agreement required to be satisfied by it; and (ii) that all of McKenzie Bay's representations and warranties contained in the Purchase Agreement are true and correct as of the Closing Date, as amended, with the same force and effect as if made at and as of the Closing Date, as amended.

7.

Further Assurances. The parties shall execute and procure the execution of all such further documents or other things as shall be required to secure the full performance and implementation of the terms of this Agreement and shall undertake all such further acts as shall be necessary to bring into effect the terms of this Agreement.

8.	Other Terms and Conditions. Except as expressly amended hereby, all other terms and conditions of the Purchase Agreement remain in full force and effect, unamended.

9.	Time of Essence. Time shall be of the essence of this Agreement.

10.

Governing Law. This Agreement and all matters arising under it shall be subject to the laws and application of said laws of the State of Colorado, United States and the parties hereby submit to the exclusive venue in the State of Colorado to resolve any disputes arising hereunder. The parties agree that if a dispute arises, they will submit same to arbitration pursuant to the American Arbitration Association's Rules and Regulations in Colorado and said decision will be binding unto both.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first written above.

SIGNED by on behalf of McKENZIE BAY INTERNATIONAL, LTD.	) ) )	/s/

SIGNED by on behalf of REDAURUM LIMITED	) ) )	/s/

SIGNED by on behalf of DIAMOND COMPANY N.L.	) ) )	/s/